UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Swvl Holdings Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

0001875609

(CUSIP Number)

Mostafa Kandil

Swvl Holdings Corp.

The Offices 4, One Central

Dubai World Trade Center

Dubai, United Arab Emirates

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001875609

1	NAMES OF REPORTING PERSONS Mostafa Kandil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Egypt

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,549,815
	9	SOLE DISPOSITIVE POWER 7,549,815
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,549,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)	This Schedule 13D is filed by Mostafa Kandil (the “Reporting Person”). The Reporting Person expressly disclaims status as a “group” for the purposes of this Schedule 13D.

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Swvl Holdings Corp, a British Virgin Islands limited liability company (formerly known as Pivotal Holdings Corp, the “Issuer”). The address of the principal executive office of the Issuer is The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

Item 2. Identity and Background.

(a)

This statement is filed by Mostafa Kandil (the “Reporting Person”). The Reporting Person expressly disclaims status as a “group” for purposes of this Schedule 13D.

(b)

The business address of the Reporting Person is: Swvl Holdings Corp, The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

(c)

The present principal business of the Reporting Person is Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d)

The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person, during the last five years, has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The citizenship of the Reporting Person is Egypt.

Item 3. Source or Amount of Funds or Other Consideration.

The shares of Class A Ordinary Shares reported herein as beneficially owned by the Reporting Person were acquired in connection with a business combination (the “Business Combination”) contemplated by the Business Combination Agreement (as amended, modified or supplemented from time to time, the “Business Combination Agreement”) dated as of July 28, 2021, by and among Swvl Inc. (“Legacy Swvl”), Queen’s Gambit Growth Capital, the Issuer, Pivotal Merger Sub Company I, and Pivotal Merger Sub Company II Limited.

Prior to the consummation of the Business Combination, the Reporting Person held 5,000 shares of Legacy Swvl’s ordinary common shares A of no par value. As a result of the Business Combination, all shares of Legacy Swvl’s ordinary common shares A of no par value, including those held by the Reporting Person, were converted into the right to receive shares of Class A Ordinary Shares using an exchange ratio determined in accordance with the Business Combination Agreement. As a result of such conversion, the Reporting Person owns an aggregate of 7,549,815 Class A Ordinary Shares.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person intends to review his investment in the Issuer on an ongoing basis and, in the course of his review, may take actions (including through his affiliates) with respect to his investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Person is a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Person is a party, the Reporting Person may seek to acquire securities of the Issuer, including Class A Ordinary Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Ordinary Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to the Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Person may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Person is a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Person’s trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person.

In his capacity as Chief Executive Officer and a director of the Issuer, the Reporting Person intends to continue taking an active role in the Issuer’s management. Also, subject to applicable approvals from the compensation committee of the board of directors of the Board, the Reporting Person may receive additional securities of the Issuer in connection with its compensation program. In addition, in his capacity as Chief Executive Officer, the Reporting Person intends to be involved in approvals or recommendations with respect to the issuance of additional securities of the Issuer to other employees of the Issuer or its subsidiaries.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the agreements described herein, as part of his ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a)

The aggregate percentage of shares of Class A Ordinary Shares reported beneficially owned by the Reporting Person is determined in accordance with SEC rules and is based upon 118,496,102 shares of Class A Ordinary Shares outstanding, which is the total number of shares of Class A Ordinary Shares outstanding as reported in the Issuer’s Shell Company Report on Form 20-F, filed March 31, 2022. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Class A Ordinary Shares issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule. The Reporting Person disclaims beneficial ownership of the securities held by Mahmoud Nouh Mohamed Mohamed Nouh, Ahmed Mahmoud Ismail Mohamed Sabbah, DiGame Africa, VNV (Cyprus) Limited, Memphis Equity Ltd., Badia Impact Fund C.V., Blu Stone Ventures 1 Limited, Alcazar Fund 1 SPV 4, Luxor Capital Partners Offshore Master Fund, LP, Luxor Capital Partners, LP, Luxor Wavefront, LP, Lugard Road Capital Master Fund, LP, and any other person from time to time party to the Shareholders Agreement.

(b)

These shares are held directly by the Reporting Person. Pursuant to the Shareholders Agreement, the Reporting Person (and each other shareholder party thereto) irrevocably appointed as its proxy and attorney-in-fact the Issuer and any person designated in writing by the Issuer to vote or deliver a written resolution in respect of the shares beneficially owned by him (and each other shareholder party thereto) in accordance with the specified voting commitments further described below in Item 6. As such, the Issuer possesses power to direct the voting of the shares beneficially owned by the Reporting Person with respect to the matters provided in the Shareholders Agreement.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c)

Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in Class A Ordinary Shares in the past 60 days.

(d)

To the best knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Person.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shareholders Agreement

On July 28, 2021, certain shareholders of the Issuer, including the Reporting Person, entered into a shareholders’ agreement (the “Shareholders Agreement”), which provisions include, among other things: (i) the right of the Reporting Person to serve as chairman of the Issuer’s board of directors so long as he remains Chief Executive Officer of Issuer and to serve as a director so long as he beneficially owns at least 1% of the outstanding shares of the Issuer and his employment has not been terminated for cause; and (ii) until the completion of the Issuer’s third annual meeting of shareholders following the consummation of the Business Combination, commitments by the Reporting Person and the other shareholders party thereto to vote in favor of the appointment of designees to the Issuer’s board of directors at any shareholder meeting (and, thereafter, to vote in favor of the appointment of the Reporting Person or his designee to the Issuer’s board of directors, subject to specified conditions). Pursuant to the Shareholders Agreement, the Reporting Person (and each other shareholder party thereto) irrevocably appointed as its proxy and attorney-in-fact the Issuer and any person designated in writing by the Issuer to vote or deliver a written resolution in respect of the shares beneficially owned by him (and each other shareholder party thereto) in accordance with the abovementioned commitment at the specified applicable annual or general meetings of shareholders of the Issuer (or adjournments or postponements thereof) (or any action or approval by written resolution).

The foregoing summary of the Shareholders Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Shareholders Agreement set forth in Exhibit 1 hereto and incorporated into this Item 6 by reference.

Registration Rights Agreement

On July 28, 2021, Swvl, Inc., Queens Gambit Growth Capital, the Issuer, Queen’s Gambit Holdings LLC, the Reporting Person and certain other stockholders (the “Reg Rights Holders”) entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is required to (a) within 20 business days after the consummation of the Company Merger, file with the SEC a registration statement (the “Resale Registration Statement”) registering the resale of certain securities of the Issuer held by the Reg Rights Holders (the “Registrable Securities”) and (b) use its reasonable best efforts to cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. Under the Registration Rights Agreement, the Reg Rights Holders may demand up to (i) three underwritten offerings and (ii) within any 12-month period, two block trades or “at-the-market” or similar registered offerings of their Registrable Securities through a broker or agent. The Reg Rights Holders will also be entitled to customary piggyback registration rights.

The foregoing summary of the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Registration Rights Agreement set forth in Exhibit 2 hereto and incorporated into this Item 6 by reference.

Lock-Up Agreement

On July 28, 2021, the Reporting Person and the Issuer entered into that certain Lock-Up Agreement (the “Lock-Up Agreement”). Subject to certain customary exceptions, the Reporting Person has agreed not to (a) transfer, assign or sell any Class A Ordinary Shares, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Class A Ordinary Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, in each case until the earlier of (x) one year after the consummation of the Company Merger, (y) the first date on which the last sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period commencing at least 150 days after the consummation of the Company Merger and (z) a liquidation, merger, share exchange or other similar transaction which results in all of Issuers’ shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property.

The foregoing summary of the Lock-Up Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Lock-Up Agreement set forth in Exhibit 3 hereto and incorporated into this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits.

1.

Shareholders Agreement, dated July  28, 2021, by and among the Issuer and the Reporting Person, Mahmoud Nouh Mohamed Mohamed Nouh, Ahmed Mahmoud Ismail Mohamed Sabbah, DiGame Africa, VNV (Cyprus) Limited, Memphis Equity Ltd., Badia Impact Fund C.V., Blu Stone Ventures 1 Limited, Alcazar Fund 1 SPV 4, Luxor Capital Partners Offshore Master Fund, LP, Luxor Capital Partners, LP, Luxor Wavefront, LP, and Lugard Road Capital Master Fund, LP.

2.

Registration Rights Agreement, dated as of July  28, 2021, by and among Swvl, Inc., Queen’s Gambit Growth Capital, the Issuer, Queen’s Gambit Holdings LLC, and certain security holders of the Issuer (including the Reporting Person).

3.	Lock-Up Agreement, dated as of July 28, 2021, by and among the Reporting Person and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2022

MOSTAFA KANDIL

By:	/s/ Mostafa Kandil
Name: Mostafa Kandil